Exhibit 99.1

Compton Petroleum Corporation
Consolidated Balance Sheets
(unaudited) (000’s)

	September 30, 2010	December 31, 2009
		(audited)
Assets

Current
Cash	$68,888	$-
Accounts receivable	24,346	37,389
Risk management gain, note 12(b)	14,054	198
Other current assets	7,255	14,287
Future income taxes	55	12
	114,598	51,886

Property and equipment	1,701,226	1,944,196
Risk management gain, note 12(b)	283	-
Other assets	743	679

	$1,816,850	$1,996,761

Liabilities

Current
Accounts payable	$51,923	$58,970
Senior credit facility, note 2	-	107,183
Risk management loss, note 12(b)	207	94
MPP term financing, note 4	5,657	4,601
Future income taxes	3,724	58
	61,511	170,906

Senior term notes, note 3	455,728	461,741
Risk management loss, note 12(b)	37	1,331
MPP term financing, note 4	41,826	46,807
Asset retirement obligations, note 6	38,968	41,812
Future income taxes	258,955	277,728
	857,025	1,000,325

Non-controlling interest, note 4	5,297	4,199

Shareholders’ equity

Capital stock, note 7(b)	386,714	386,706
Share purchase warrants	13,800	13,800
Contributed surplus, note 9(a)	38,029	36,104
Retained earnings	515,985	555,627
	954,528	992,237

Commitments and contingent liabilities, note 14
	$1,816,850	$1,996,761

see accompanying notes to the consolidated financial statements.

Unaudited Consolidated Financial Statements	- 1 -	Compton Petroleum Corporation - Q3 2010

Compton Petroleum Corporation
Consolidated Statements of Earnings (Loss) and Other Comprehensive Income
(unaudited) (000’s, except per share amounts)

	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009
Revenue
Oil and natural gas revenues	$43,473	$47,258	$172,151	$170,281
Royalties	(5,612)	(6,967)	(28,342)	(20,529)
	37,861	40,291	143,809	149,752

Expenses
Operating	15,452	17,196	51,936	58,194
Transportation	2,424	1,966	5,816	5,514
Administrative	5,391	6,811	16,630	20,046
Stock-based compensation, note 9	922	958	2,698	2,838
Interest and finance charges, note 10	11,397	16,170	38,374	44,811
Foreign exchange and other (gains) losses, note 11	(13,976)	(43,149)	(9,599)	(70,920)
Risk management (gain) loss, note 12(c)	(9,246)	(6,411)	(23,191)	(17,372)
Depletion and depreciation	28,545	34,063	96,910	103,410
Accretion of asset retirement obligations	1,068	853	3,178	2,353
Other expenses, note 13	-	509	14,834	3,264
	41,977	28,966	197,586	152,138

Earnings (loss) before taxes and non-controlling interest	(4,116)	11,325	(53,777)	(2,386)
Income taxes
Current	-	(50)	-	514
Future	(125)	(2,249)	(15,233)	(21,422)
	(125)	(2,299)	(15,233)	(20,908)

Earnings (loss) before non-controlling interest	(3,991)	13,624	(38,544)	18,522
Non-controlling interest, note 4	354	634	1,098	3,052

Net earnings (loss) and comprehensive income	$(4,345)	$12,990	$(39,642)	$15,470

Net earnings (loss) per share, note 8
Basic	$(0.02)	$0.10	$(0.15)	$0.12
Diluted	$(0.02)	$0.10	$(0.15)	$0.12

Compton Petroleum Corporation
Consolidated Statements of Retained Earnings
(unaudited) (000’s)

	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009

Retained earnings, beginning of period	$520,330	$566,437	$555,627	$563,957
Net earnings (loss)	(4,345)	12,990	(39,642)	15,470

Retained earnings, end of period	$515,985	$579,427	$515,985	$579,427

see accompanying notes to the consolidated financial statements.

Unaudited Consolidated Financial Statements	- 2 -	Compton Petroleum Corporation - Q3 2010

Compton Petroleum Corporation
Consolidated Statements of Cash Flow
(unaudited) (000’s)

	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009
Operating activities
Net earnings (loss)	$(4,345)	$12,990	$(39,642)	$15,470
Stock-based compensation	700	803	1,925	1,906
Unrealized foreign exchange and other (gains) losses	(13,860)	(40,635)	(7,560)	(68,580)
Unrealized risk management (gain) loss	(5,594)	6,446	(15,319)	8,940
Depletion and depreciation	28,545	34,063	96,910	103,410
Financing cost amortization and other	423	(2,744)	6,286	(2,451)
Accretion of asset retirement obligations	1,068	853	3,178	2,353
Asset retirement expenditures	(4,064)	(2,849)	(10,692)	(3,752)
Future income taxes	(125)	(2,249)	(15,233)	(21,422)
Non-controlling interest	354	634	1,098	3,052
	3,102	7,312	20,951	38,926
Change in non-cash working capital, note 15	4,399	6,409	16,009	(14,283)
	7,501	13,721	36,960	24,643

Financing activities
Draw (repayment) of senior credit facility	-	(21,123)	(107,183)	30,505
Proceeds from share issuances (net)	-	-	5	-
MPP term financing repayment	(1,314)	(1,087)	(3,925)	(1,798)
Distribution to partner	-	(764)	-	(3,822)
Repurchase of common shares	-	-	-	(200)
	(1,314)	(22,974)	(111,103)	24,685

Investing activities
Property and equipment additions	(7,836)	(5,405)	(25,954)	(37,875)
Acquisition of leased property	-	-	(1,256)	-
Property acquisitions	94	-	(56)	(254)
Property dispositions	35,983	15,023	153,540	16,141
Royalty dispositions	-	-	23,469	-
Change in non-cash working capital, note 15	900	(365)	(6,712)	(31,232)
	29,141	9,253	143,031	(53,220)

Change in cash	35,328	-	68,888	(3,892)

Cash, beginning of period	33,560	-	-	3,892

Cash, end of period	$68,888	$-	$68,888	$-

see accompanying notes to the consolidated financial statements.

Unaudited Consolidated Financial Statements	- 3 -	Compton Petroleum Corporation - Q3 2010

Compton Petroleum Corporation
Notes to the Interim Consolidated Financial Statements
(unaudited) (000’s)

Compton Petroleum Corporation (the “Corporation” or “Compton”) explores for and produces petroleum and natural gas reserves in the Western Canada Sedimentary Basin.

1.	BASIS OF PRESENTATION

These unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended December 31, 2009.  The disclosures provided herein are incremental to those included with the annual consolidated financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended December 31, 2009.

These consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries.  The consolidated financial statements also include the accounts of Mazeppa Processing Partnership (the “Partnership” or “MPP”) in accordance with Accounting Guideline 15 (“AcG-15”), Consolidation of Variable Interest Entities, as outlined in Note 4.

All amounts are presented in Canadian dollars unless otherwise stated.

2.	SENIOR CREDIT FACILITY

	September 30, 2010	December 31, 2009

Authorized senior credit facility	$150,000	$220,000

Prime rate loans	$-	$37,000
Bankers’ acceptance term loans	-	70,000
Prime rate revolving credit	-	1,462
Unamortized transaction costs	-	(1,279)

Advances under the senior credit facility	$-	$107,183

The Corporation’s extendable Senior Credit Facility (the “Facility”) of $150.0 million is comprised of a revolving term facility authorized at $120.0 million and a revolving working capital facility authorized at $30.0 million.  The Facility is subject to a review of the borrowing base twice a year on December 31 and May 31, and reaches term on July 1, 2011, at which time it may be extended.  If not extended in 2011 the Facility will mature 1 day later on July 2, 2011; see amendment described below extending the term subsequent to September 30, 2010.

Advances under the Facility bear interest at margins determined on the ratio of total consolidated debt to consolidated cash flow which are currently as follows:

Prime rate and US Base rate plus 4.25%
Bankers’ Acceptances rate and LIBOR rate plus 5.25%

The effective interest rate on the Facility at September 30, 2010, was 6.8% (2009 – 5.9%).

The Facility is secured by a first fixed and floating charge debenture in the amount of $1.0 billion covering all the Corporation’s assets and undertakings.

With the completion of the Plan of Arrangement (“the Arrangement”) subsequent to September, see Senior Term Notes – Note 3, the Facility was amended as follows:

Unaudited Consolidated Financial Statements	- 4 -	Compton Petroleum Corporation - Q3 2010

(a)	increase the Facility to $225.0 million, comprised of a revolving term facility authorized at $210.0 million and a revolving working capital facility authorized at $15.0 million;

(b)	reduce the interest margins by 0.50% from previous levels; and

(c)
change the tenor of the Facility such that if not extended at lenders option in 2011 the undrawn portion of the Facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility maturing on July 2, 2012.

3.	SENIOR TERM NOTES

	September 30, 2010	December 31, 2009

US $450 million, 7.625% due December 1, 2013	$463,410	$470,970
Unamortized transaction costs and original issue discount	(7,682)	(9,229)

Carrying value	$455,728	$461,741

The Senior Term Notes (the “Notes”) bear interest at 7.625%, are unsecured and are subordinate to the Corporation’s Facility.  The yield to maturity using the effective interest method as at September 30, 2010, was 8.15%.

The Notes are redeemable by the Corporation in whole or part, after the date and as a percentage of the face value as follows:

December 1, 2009	103.813%
December 1, 2010	101.906%
December 1, 2011 and thereafter	100.000%

The indenture governing the Notes limits the extent to which Compton can incur incremental debt and requires the Corporation to meet a fixed charge coverage ratio test (“Ratio”) and the Adjusted Consolidated Net Tangible Assets (the “ACNTA”) test if the Ratio test is not met.  At each quarter end, the Ratio must exceed a trailing four quarters 2.5 to 1 threshold.  If the Ratio is less than 2.5 to 1 the amount of debt senior in priority to the Notes that the Corporation may incur is limited to the value calculated under the ACNTA test.  At September 30, 2010, the Ratio was 2.2 to 1, falling below the minimum requirement.  The ACNTA provides that the Corporation may incur up to $274.0 million of debt, plus certain other permitted debt until the time when the ratio exceeds 2.5 to 1.  Management does not anticipate these restrictions to have any limiting or adverse affect on the operations of the Corporation.

On October 18, 2010, the Arrangement was completed resulting in the exchange of all the existing US$450.0 million Notes for a combination of:

(a)	US$193.5 million 10% notes due 2017 (the “New Notes”);
(b)	US$45.0 million 10% notes due September 2011 (the “Mandatory Convertible Notes”); and
(c)	US$184.5 million of cash, in part funded by a draw of $145.0 million from the Facility.

4.	MPP TERM FINANCING AND NON-CONTROLLING INTEREST

MPP is a limited partnership organized under the laws of the Province of Alberta and owns certain midstream facilities, including gas plants and pipelines in southern Alberta, through which Compton processes a significant portion of its production from the area.  Compton’s interaction with MPP is governed by agreements ( the “MPP Agreements”) which provide for:

(a)	Compton’s management of the midstream facility;

(b)	the payment by Compton to MPP of a base processing fee and the reimbursement of MPP’s net out-of-pocket processing costs;

Unaudited Consolidated Financial Statements	- 5 -	Compton Petroleum Corporation - Q3 2010

(c)	the dedication of Compton’s production and reserves from the defined area to the facilities; and

(d)	an option granted to Compton to purchase the MPP partnership at a predetermined amount on April 30, 2014.

As such, Compton is considered to be the primary beneficiary of MPP’s operations; although it does not have an ownership interest in the midstream facilities.  Pursuant to AcG-15, the assets, liabilities, and operations of the Partnership are consolidated in these financial statements.  The equity in MPP is attributable to its owners and is recorded as a non-controlling interest in these consolidated financial statements, comprised of the following:

	September 30, 2010	December 31, 2009

Non-controlling interest, beginning of period	$4,199	$59,762
Earnings attributable to non-controlling interest	1,098	3,259
Distributions to limited partner	-	(3,822)
MPP term financing	-	(55,000)

Non-controlling interest, end of period	$5,297	$4,199

On April 30, 2009, Compton completed the renegotiation of the MPP Agreements for a further term of five years.  All agreements expire on April 30, 2014 with exception of the agreement that dedicates Compton’s production and reserves from the defined area to the facilities which continues through April 30, 2024.  At the time of the renegotiation $55.0 million of the non-controlling interest was transferred to the MPP term financing caption in these consolidated financial statements, with a corresponding reduction in the non-controlling interest.  The MPP term financing is comprised of:

	September 30, 2010	December 31, 2009

Present value of the base processing fee	$21,453	$24,287
Purchase option	26,590	27,800
Unamortized transaction costs	(560)	(679)

MPP term financing	$47,483	$51,408

The base processing Fee component of the MPP term financing is accounted for as an amortizing obligation paid in full over its term to April 30, 2014, through a monthly principal and interest payment totalling $0.8 million per month; the effective rate of interest is 10.63% per annum.

In these consolidated financial statements, the MPP net out-of-pocket process costs are included in operating expense, the interest component of the base processing fee is included in interest and financing charges expense and the principal component of the base processing fee is recorded as a reduction in the MPP term financing liability.

The Purchase option represents the pre-determined price at which Compton may, at its discretion, purchase the MPP partnership on April 30, 2014.  If Compton does not exercise this purchase option it may renew the MPP Agreements with terms and conditions to be negotiated at that time; or enter into an arrangement with the owners of the MPP facilities to process natural gas for Compton at a fee to be determined at that time.

The MPP Agreements prescribe minimum throughput volumes and dedicated reserves which, if not exceeded, may require a buy-down of the Purchase Option.  The minimum throughput volume of 66.16 mmcf/d is an average of the throughput volume of the preceding two consecutive calendar quarters.  The prepayment amount is $400,000 per 1.0 mmcf/d of shortfall.  Each prepayment of the Purchase Option will cause the minimum throughput volume to be adjusted downward to the average throughput volume of the preceding two consecutive calendar quarters.  In the event that the dedicated reserves are less than 200 BCF or have a discounted reserve value of less than $250 million, the prepayment amount is the greater of $108,000 per $1 million of reserve value shortfall and $135,000 per 1.0 BCF of the reserves shortfall.

Unaudited Consolidated Financial Statements	- 6 -	Compton Petroleum Corporation - Q3 2010

As of September 30, 2010, the threshold throughput volume was reduced to 64.47 mmcf/d and internal estimates indicate that dedicated reserves exceed the minimum reserve test threshold.  The cumulative prepayments of the purchase option were $1.21 million, which payment reduces the amount of the MPP term financing liability.

5.	CAPITAL STRUCTURE

The Corporation’s capital structure is comprised of working capital, Facility, Notes, MPP term financing and shareholders’ equity.  The Corporation’s objectives when managing its capital structure are to:

(a)	ensure the Corporation can meet its financial obligations;
(b)	finance internally generated growth and potential acquisitions; and
(c)	target leverage relative to the risk of Compton’s underlying assets.

Compton manages its capital structure based on changes in economic conditions and the Corporation’s planned capital requirements. Compton believes it has the ability to adjust its capital structure by making modifications to its capital expenditure program, divesting of assets and by issuing new debt or equity.

Compton targets a total net debt to capitalization ratio of between 40% and 50% calculated as follows:

	September 30, 2010	December 31, 2009

Working capital (surplus) deficiency(1)	$(48,566)	$7,294
Senior credit facility(2)	-	107,183
MPP term financing(3)	47,483	51,408
Senior term notes(4)	455,728	461,741
Total net debt	454,645	627,626
Total shareholders’ equity	954,528	992,237

Total capitalization	$1,409,173	$1,619,863

Total net debt to total capitalization	32.3%	38.7%

(1)	Adjusted working capital excludes risk management, future income taxes, current MPP term financing and Facility
(2)	Includes unamortized transaction costs of $nil (2009 – $1,279)
(3)	Includes unamortized financing fees of $560 (2009 – $680)
(4)	Includes unamortized original issue discount and related transaction costs of $7,682 (2009 – $9,229)

Compton’s US dollar denominated senior term notes due December 2013 are translated into Canadian dollars at the prevailing exchange rate at period end.  Any change from the prior period is recognized as an unrealized foreign exchange gain or loss and decreases or increases the carrying value of the notes.  The carrying value of the notes at September 30, 2010, decreased from December 31, 2009 as a result of the appreciation of the Canadian dollar resulting in an unrealized foreign exchange gain of $7.6 million.

In 2009, the Corporation completed an equity financing (gross proceeds of $172.5 million) and the sale of a 3.75% overriding royalty interest (gross proceeds of $71.3 million) that significantly reduced the outstanding Facility.  A further 1.25% overriding royalty interest was sold in the first six months of 2010 for gross proceeds of $23.8 million, which was also applied to reduce the Facility.  Also, the sale proceeds of $115.0 million from the property disposition completed in the second quarter of 2010 were used to repay the outstanding Facility.

The Corporation monitors its capital structure and financing requirements using non-GAAP measures consisting of total net debt to capitalization and total net debt to “Adjusted EBITDA”.  Adjusted EBITDA is defined as net earnings (loss) before interest and finance charges, income taxes, depletion and depreciation, accretion of asset retirement obligation, goodwill written-off, unrealized foreign exchange and other gains (losses), unrealized risk management gains (losses) and other non-recurring expenses.

Unaudited Consolidated Financial Statements	- 7 -	Compton Petroleum Corporation - Q3 2010

Compton targets a total net debt to adjusted EBITDA of 2.5 to 3.0 times.  At September 30, 2010, total net debt to adjusted EBITDA was 4.9x (December 31, 2009 – 5.9x) calculated on a trailing 12 month basis as follows:

	September 30, 2010		December 31, 2009

Total net debt	$454,645		$627,626

12 months ended	September 30, 2010		December 31, 2009

Net earnings (loss)	$(63,442)		$(8,330)
Add (deduct)
Interest and finance charges	50,450		56,886
Income taxes	(18,425)		(24,102)
Depletion and depreciation	128,210		134,710
Accretion of asset retirement obligations	4,068		3,242
Unrealized foreign exchange and other (gains) losses	(19,080)		(80,100)
Unrealized risk management (gains) losses	(14,749)		9,510
Other expenses	16,384		4,816
Goodwill written-off	9,933		9,933

Adjusted EBITDA	$93,349		$106,565

Total net debt to adjusted EBITDA	4.9	x	5.9	x

Low natural gas prices over the past two years has affected the Corporation’s adjusted EBITDA.  As a result, Compton’s total net debt to adjusted EBITDA at September 30, 2010, is greater than the internal targeted factor of 2.5 to 3.0 times.  The Corporation has taken a significant step to reduce its overall debt to achieve its internal targets with the completion of the Arrangement; see Note 3 – Senior Term Notes.

6.	ASSET RETIREMENT OBLIGATIONS

The following table presents a reconciliation of the beginning and ending aggregate carrying amount of the obligations associated with the retirement of oil and gas assets:

	September 30, 2010	December 31, 2009

Asset retirement obligations, beginning of period	$41,812	$34,281
Obligations incurred	1,394	285
Obligations settled and disposed	(7,751)	(9)
Accretion expense	3,178	3,242
Revision of estimate	335	4,013

Asset retirement obligations, end of period	$38,968	$41,812

The total undiscounted amount of estimated cash flows required to settle the obligations was $260.0 million (December 31, 2009 - $277.7 million), which has been discounted using a credit-adjusted risk free rate of 10.5% (2009 – 10.5%).  Due to the Corporation’s long reserve life, the majority of these obligations are not expected to be settled until well into the future.  Settlements will be funded from general Corporation resources at the time of retirement and removal.

Unaudited Consolidated Financial Statements	- 8 -	Compton Petroleum Corporation - Q3 2010

7.	CAPITAL STOCK

(a)	Authorized

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

(b)	Issued and outstanding

	September 30, 2010		December 31, 2009
	Number of Shares	Amount	Number of Shares	Amount

Common shares outstanding,beginning of period	263,573	$386,706	125,760	$237,703
Shares issued under public offering(1)	-	-	138,000	149,357
Shares issued under stock option plan	6	8	-	-
Shares repurchased	-	-	(187)	(354)

Common shares outstanding,end of period	263,579	$386,714	263,573	$386,706

(1)	Net of share issue costs of $12.7 million, and $13.8 million ascribed to the value of the share purchase warrants, less future income tax benefits of $3.3 million

On October 5, 2009, the Corporation closed a fully subscribed equity financing for total net proceeds of $161.9 million on a bought deal basis.  Pursuant to the financing, 138,000,000 units were issued at a price of $1.25 per unit.  Each unit was comprised of one common share and one common share purchase warrant.  No warrants were exercised during the third quarter of 2010.

8.	PER SHARE AMOUNTS

The following table summarizes the common shares used in calculating net earnings (loss) per common share:

	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009

Weighted average common shares outstanding - basic	263,579	125,573	263,577	125,575
Effect of stock options	1	689	2	335

Weighted average common shares outstanding - diluted	263,580	126,262	263,579	125,910

In calculating diluted earnings per common share for the three months ended September 30, 2010, the Corporation excluded 15,359,891 options (2009 – 9,798,448) and 138,000,000 share purchase warrants (2009 – n/a) as the exercise price was greater than the average market price of its common shares in those periods.

In the case of a loss, the effect of stock options potentially exercisable on diluted net loss per share is anti-dilutive.  Therefore, basic and diluted net loss per share is the same.

Unaudited Consolidated Financial Statements	- 9 -	Compton Petroleum Corporation - Q3 2010

9.	STOCK-BASED COMPENSATION PLANS

(a)	Stock option plan

The following tables summarize the information relating to stock options:

	September 30, 2010		December 31, 2009
	Stock options	Weighted average exercise price	Stock Options	Weighted average exercise price

Outstanding, beginning of period	10,750	$4.66	11,131	$8.07
Granted	7,801	$0.98	5,981	$1.11
Exercised	(6)	$0.86	-	$-
Forfeited	(3,180)	$5.67	(6,362)	$7.29

Outstanding, end of period	15,365	$2.58	10,750	$4.66

Exercisable, end of period	3,483	$7.03	4,001	$8.50

The range of exercise prices of stock options outstanding and exercisable at September 30, 2010, was as follows:

	Outstanding options			Exercisable options
Range of exercise prices	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number options outstanding	Weighted average exercise price

$0.79 - $1.00	8,927	4.2	$0.96	608	$0.90
$1.01 - $2.00	3,747	3.8	$1.24	476	$1.28
$2.01 - $3.00	8	1.0	$2.98	8	$2.98
$3.01 - $4.00	259	1.2	$3.87	259	$3.87
$4.01 - $17.15	2,424	1.2	$10.50	2,132	$10.46

	15,365	3.6	$2.58	3,483	$7.03

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions for grants as follows:

	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009

Weighted average fair value of options granted	$0.26	$0.49	$0.37	$0.55
Risk-free interest rate	2.2%	1.9%	2.5%	1.5%
Expected life (years)	5.0	5.0	5.0	5.0
Expected volatility	60.0%	50.0%	60.0%	70.0%

Unaudited Consolidated Financial Statements	- 10 -	Compton Petroleum Corporation - Q3 2010

The following table presents the reconciliation of contributed surplus with respect to stock-based compensation and other items:

	nine months ended September 30, 2010	December 31, 2009

Contributed surplus, beginning of period	$36,104	$33,030
Stock-based compensation expense	1,925	2,921
Excess of book value over purchase price on normal course issuer bid	-	153

Contributed surplus, end of period	$38,029	$36,104

(b)	Stock-based compensation expense

The following table presents amounts charged to stock-based compensation expense during the period ended are as follows:

	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009

Stock option plan	$700	$803	$1,925	$1,906
Employee share purchase plan	222	155	773	932

	$922	$958	$2,698	$2,838

10.	INTEREST AND FINANCE CHARGES

Amounts charged to interest expense during the period were:

	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009

Interest on senior credit facility, net	$15	$4,979	$2,693	$9,245
Interest on senior term notes	9,379	9,867	28,023	31,525
Other finance charges	2,003	1,324	7,658	4,041

	$11,397	$16,170	$38,374	$44,811

Other finance charges include MPP term financing, bank service charges and fees as well as other miscellaneous interest revenue and expense.

Unaudited Consolidated Financial Statements	- 11 -	Compton Petroleum Corporation - Q3 2010

11.	FOREIGN EXCHANGE AND OTHER (GAINS) LOSSES

Amounts charged to foreign exchange and other (gains) losses during the period ended are as follows:

	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009

Foreign exchange (gain) loss on translation of US$ debt	$(13,860)	$(40,635)	$(7,560)	$(68,580)
Other foreign exchange (gain) loss	(116)	(425)	(178)	(504)
Marketable securities valuation (gain) loss	-	(2,089)	(1,861)	(1,836)

Foreign exchange and other (gains) losses	$(13,976)	$(43,149)	$(9,599)	$(70,920)

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

At September 30, 2010, the Corporation’s financial assets and liabilities consist of cash, accounts receivable, other current assets, accounts payable, Facility, Notes, risk management assets and liabilities relating to the use of derivative financial instruments and MPP term financing.

The following summarizes a) fair value of financial assets and liabilities, b) risk management assets and liabilities, c) risk management gains and losses and d) risk associated with financial assets and liabilities.

(a)	Fair value of financial assets and liabilities

The carrying amount and fair value of financial assets and liabilities were as follows:

	September 30, 2010		December 31, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Held for trading
Cash	$68,888	$68,888	$-	$-
Other current assets(1)	$7,255	$7,255	$14,287	$14,287
Risk management assets(2)	$14,337	$14,337	$198	$198
Loans and receivables
Accounts receivable	$24,346	$24,346	$37,389	$37,389

Financial liabilities
Held for trading
Risk management liabilities(2)	$244	$244	$1,425	$1,425
Other financial liabilities
Accounts payable	$51,923	$51,923	$58,970	$58,970
Senior credit facility	$-	$-	$107,183	$108,462
MPP term financing(2)	$47,483	$48,043	$51,408	$52,087
Senior term notes	$455,728	$403,167	$461,741	$362,647

(1)	Includes royalty deposits, prepaid expenses, and marketable securities
(2)	Includes current and long term

The carrying amount of cash, accounts receivable, other current assets, and accounts payable approximate fair value due to the short term nature of these instruments and variable rates of interest.  The Facility and MPP term financing fair values approximate their carrying value, without the effect of amounts being amortized for accounting purposes.  The Notes trade in the US and the estimated fair value was determined using quoted market prices.  Risk management assets and liabilities are recorded at their estimated fair value based on the mark to market method of accounting, using quoted market prices, or in their absence, third-party indicators and forecasts.  The Corporation’s financial instruments classified as held for trading are included in Level 1 of the hierarchy for fair value instruments.  Management also considers credit risk exposure on all assets and liabilities, and adjusts fair values where appropriate.

Unaudited Consolidated Financial Statements	- 12 -	Compton Petroleum Corporation - Q3 2010

(b)	Risk management assets and liabilities

(i)	Net risk management positions

Risk management assets and liabilities relate to unrealized gains and losses associated with commodity price risk management and foreign currency risk management and are classified on the balance sheet as follows:

	September 30, 2010	December 31, 2009

Unrealized gain
Current asset	$14,054	$198
Non-current asset	283	-
Unrealized loss
Current liability	(207)	(94)
Non-current liability	(37)	(1,331)

Total unrealized asset (liability)	$14,093	$(1,227)

(ii)	Net fair value of risk management positions

On September 30, 2010, the Corporation had the following contracts in place:

Instrument	Term	Notional Volume	Average Price	Mark-to- Market Gain (Loss)
Commodity
Natural Gas
Collar	Jul./09 – Oct./11	30,250 GJ/d	$4.52 - $7.02/GJ	$3,879
Collar	Jul./09 – Jun./11	10,000 GJ/d	$4.50 - $7.00/GJ	9,186
Electricity
Swap	Jan./10 – Dec./11	84 MWh/d	$50.74/MWh	(244)
				12,821
Foreign Currency
US Dollar Swap	Sept./10 – Oct./10	$199.6 Million	$1.022	1,272

Total unrealized risk management asset (liability)				$14,093

(c)	Risk management gains and losses

Risk management gains and losses recognized in the consolidated statements of earnings (loss) and other comprehensive income during the periods relating to commodity prices and foreign currency transactions are summarized below:

Unaudited Consolidated Financial Statements	- 13 -	Compton Petroleum Corporation - Q3 2010

three months ended September 30	Commodity Contracts	Foreign Currency	2010 Total	2009 Total

Unrealized change in fair value	$(4,322)	$(1,272)	$(5,594)	$6,445
Realized cash settlements	(3,652)	-	(3,652)	(12,856)

Total (gain) loss	$(7,974)	$(1,272)	$(9,246)	$(6,411)

nine months ended September 30	Commodity Contracts	Foreign Currency	2010 Total	2009 Total

Unrealized change in fair value	$(14,047)	$(1,272)	$(15,319)	$8,940
Realized cash settlements	(7,872)	-	(7,872)	(26,312)

Total (gain) loss	$(21,919)	$(1,272)	$(23,191)	$(17,372)

The gains and losses realized during the period on the electricity contract are included in operating expenses.

(d)	Risk associated with financial assets and liabilities

The Corporation is exposed to financial risks arising from its financial assets and liabilities which fluctuate in value due to movements in market prices and is comprised of the following:

(i)	Market risk

Market risk is the risk that the fair value or future cash flows from financial assets or liabilities will fluctuate due to movements in market prices and is comprised of the following:

Commodity price risk

The Corporation is exposed to commodity price movements as part of its normal oil and gas operations.  Under guidelines established and approved by the Board of Directors, Compton enters into economic hedge transactions relating to crude oil, natural gas and electricity prices to mitigate volatility in commodity prices and the resulting impact on cash flows.  The contracts entered into are forward transactions providing the Corporation with a range of prices on the commodities sold.  Prices are marked to industry benchmarks specifically to AECO monthly prices for gas contracts and AESO for electricity contracts.  Prices are valued in Canadian dollars unless otherwise disclosed.  The Corporation does not use derivative contracts for speculative purposes.

With respect to commodity contracts in place at September 30, 2010, an increase of $0.25/mcf in the price of natural gas, holding all other variables constant, would have reduced the fair value of the derivative financial instrument and decreased before tax earnings by approximately $2.3 million (2009 - $5.3 million).  A similar decline in commodity prices would have increased the fair value of the derivative financial instrument and increased before tax earnings by approximately $2.5 million (2009 - $5.3 million).

Foreign exchange rate risk

The Corporation is exposed to fluctuations in the exchange rate between the Canadian dollar and the US dollar.  Crude oil and to a certain extent natural gas prices are based upon reference prices denominated in US dollars, while the majority of the Corporation’s expenses are denominated in Canadian dollars.  To mitigate the exposure to the fluctuating Canada/US exchange rate the Corporation maintains a mix of US and Canadian dollar denominated debt.  In addition, when appropriate, Compton enters into agreements to fix the exchange rate of Canadian dollars to US dollars to manage the risk.

Unaudited Consolidated Financial Statements	- 14 -	Compton Petroleum Corporation - Q3 2010

At September 30, 2010, with respect to the Corporation’s Notes, a $0.01 change in the US$/Cdn$ exchange rate would impact the value of the notes by $4.5 million and increase or decrease before tax earnings by $4.8 million.

With respect to foreign exchange forward contracts in place at September 30, 2010, an increase of $0.01 in the US$/Cdn$ exchange rate, holding all other variables constant, would have increased the fair value of the financial instrument and increased before tax earnings by approximately $1.9 million.  A similar decline in would have had the opposite impact.

Interest rate risk

The Corporation is exposed to interest rate risk principally associated with borrowings.  Floating rates, associated with the Facility, expose the Corporation to short-term movements in interest rates.  Fixed rates, associated with Notes, introduce risk at the time of maturity if replacement bonds are issued.

The Corporation partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt.  Entering into interest rate swap transactions, when deemed appropriate, is another means of managing the fixed/floating rate debt portfolio mix.

The Corporation’s cash flows are impacted by changes in interest rates on the floating rate of the Facility.  At September 30, 2010, a 100bps change in interest rates would have impacted before tax earnings by $0.4 million (2009 - $2.5 million) assuming the change in interest rates occurred at the beginning of the period.

(ii)	Credit risk

The Corporation is exposed to credit risk, which is the risk that a counterparty will fail to perform an obligation or settle a liability, resulting in a financial loss to the Corporation.

A significant portion of Compton’s accounts receivable and other current asset balances are with entities in the oil and gas industry and subject to normal industry credit risks.  The allowance for doubtful accounts is less than 6% of total balances and relates to receivables acquired through corporate acquisitions and unresolved differences with partners.  Substantially all of the receivable balances at September 30, 2010, were current.

Derivative financial instrument contracts are with investment grade Canadian financial institutions that are also members of the Corporation’s banking syndicate.  At September 30, 2010, four financial institutions held all of the outstanding financial instrument contracts.  Derivative electricity contracts are with the Corporation’s power provider.

The Corporation regularly assesses the financial strength of its marketing customers and limits the total exposure to individual counterparties based on management determined criteria.  As well, a number of contracts contain provisions that allow Compton to demand the posting of collateral in the event of a downgrade to a non-investment grade credit rating.

The maximum credit risk exposure associated with the Corporation’s financial assets is the carrying amount.

(iii)	Liquidity risk

Compton believes it has significantly improved its capital structure, and continues to have flexibility to adjust its capital structure further by modifying its capital expenditure program, divesting of assets and by issuing new debt or equity to maintain liquidity.  Despite the improvements, Compton remains exposed to liquidity risk, which is the risk that the Corporation will be unable to generate or obtain sufficient cash to meet its commitments as they come due.  Mitigation of this risk is achieved through the active management of cash and debt.

Unaudited Consolidated Financial Statements	- 15 -	Compton Petroleum Corporation - Q3 2010

In managing liquidity risk, in addition to cash flow generated from operating activities, the Corporation has funds available under its Facility.  The Facility provides for accommodations by way of prime loan, bankers’ acceptance, US base rate loan or LIBOR loan.  Canadian and US direct advances bear interest at the bank’s prime lending rate plus applicable margins.  Amounts drawn through bankers’ acceptance or LIBOR loans bear interest at the market rate for these products plus a stamping fee based on the Corporation’s debt to trailing cash flow ratio.

13.	OTHER EXPENSES

The following non-recurring costs have been grouped for presentation purposes as other expense, as follows:

	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009

Terminated office lease costs	$-	$-	$14,834	$-
Restructuring costs	-	509	-	3,264

Other expenses	$-	$509	$14,834	$3,264

Terminated office lease costs relate to the rent on unused office space and a one-time payment of $11.6 million to return unused office space to the landlord, terminating the Corporations obligation under the lease for the space.  The non-recurring costs of the surplus office lease, including the one-time payment, have reduced cash flow from operations in 2010 by $12.7 million.  The lease termination payment reduces the rent obligation in future periods.

The strategic review and restructuring process undertaken by management was completed in 2009.

14.	COMMITMENTS AND CONTINGENT LIABILITIES

The Corporation is involved in various legal claims associated with normal operations.  In Management’s opinion these claims, although unresolved at the current time, are not significant and are not expected to have a material impact on the financial position or results of operations of the Corporation.

On September 26, 2009, the Corporation entered into a purchase and sale agreement for the sale of an overriding royalty of 5.0% for total proceeds of $95.0 million (the “ORR”).  The ORR represents a commitment of 5.0% of the Corporation’s future gross production revenue, less certain transportation costs and marketing fees, on the land base as at September 26, 2009.

Unaudited Consolidated Financial Statements	- 16 -	Compton Petroleum Corporation - Q3 2010

15.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital items increased (decreased) cash as follows:

	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009

Accounts receivable and other current assets	$16,092	$3,268	$16,262	$25,234
Accounts payable and other current liabilities	(10,793)	2,416	(6,965)	(70,749)

	$5,299	$6,044	$9,297	$(45,515)
Net change in non-cash working capital
Relating to:
Operating activities	$4,399	$6,409	$16,009	$(14,283)
Investing activities	900	(365)	(6,712)	(31,232)

	$5,299	$6,044	$9,297	$(45,515)

Amounts paid during the year relating to interest expense and income taxes were as follows:

	three months ended September 30,		nine months ended September 30,
	2010	2009	2010	2009

Interest paid	$2,815	$5,632	$29,738	$34,706

Current income taxes paid	$-	$42	$-	$42

16.	RECLASSIFICATION

Certain amounts disclosed for prior periods have been reclassified to conform with current period presentation.

Unaudited Consolidated Financial Statements	- 17 -	Compton Petroleum Corporation - Q3 2010